UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zoom Telephonics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

98978K107

(CUSIP Number)

Colby Jordan

Orbit Group LLC

848 Elm Street, 2nd Floor

Manchester, NH 03101

(603) 998-8484

Richard F. Langan, Jr., Esq.

Nixon Peabody LLP

55 West 46th Street

New York, NY 10036-4120

(212) 940-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 98978K107
1	NAME OF REPORTING PERSONS Jeremy P. Hitchcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,500[1]
	8	SHARED VOTING POWER 3,727,273
	9	SOLE DISPOSITIVE POWER 37,500[1]
	10	SHARED DISPOSITIVE POWER 3,727,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,764,773[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%
14	TYPE OF REPORTING PERSON IN

________________________

1 Includes 37,500 shares of the common stock (“Common Stock”) of Zoom Telephonics, Inc. (the “Issuer”) that Jeremy P. Hitchcock has the right to acquire upon exercise of outstanding stock options that are currently exercisable.

SCHEDULE 13D CUSIP No. 98978K107
1	NAME OF REPORTING PERSONS Elizabeth Cash Hitchcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,727,273[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,727,273[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,727,273[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON IN

________________________

2 The Reporting Person may also be deemed to beneficially own 37,500 shares of Common Stock subject to outstanding stock options that are currently exercisable. The stock options were granted to Jeremy P. Hitchcock, in connection with his service as a member of the Board of Directors (the “Board”) of the Issuer. The Reporting Person disclaims beneficial ownership of the stock options, except to the extent of her pecuniary interest in the shares subject to such options, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D CUSIP No. 98978K107
1	NAME OF REPORTING PERSONS Orbit Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,727,273[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,727,273[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,727,273[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON CO

________________________

3 The Reporting Person may also be deemed to beneficially own 37,500 shares of Common Stock subject to outstanding stock options that are currently exercisable. The stock options were granted to Jeremy P. Hitchcock, in connection with his service as a member of the Board of the Issuer. The Reporting Person disclaims beneficial ownership of the stock options, except to the extent of its pecuniary interest in the shares subject to such options, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D CUSIP No. 98978K107
1	NAME OF REPORTING PERSONS Hitchcock Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,727,273[4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,727,273[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,727,273[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON PN

________________________

4 The Reporting Person may also be deemed to beneficially own 37,500 shares of Common Stock subject to outstanding stock options that are currently exercisable. The stock options were granted to Jeremy P. Hitchcock, in connection with his service as a member of the Board of the Issuer. The Reporting Person disclaims beneficial ownership of the stock options, except to the extent of its pecuniary interest in the shares subject to such options, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

SCHEDULE 13D CUSIP No. 98978K107
1	NAME OF REPORTING PERSONS Zulu Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,727,273[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,727,273[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,727,273[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%
14	TYPE OF REPORTING PERSON CO

________________________

5 The Reporting Person may also be deemed to beneficially own 37,500 shares of Common Stock subject to outstanding stock options that are currently exercisable. The stock options were granted to Jeremy P. Hitchcock, in connection with his service as a member of the Board of the Issuer. The Reporting Person disclaims beneficial ownership of the stock options, except to the extent of its pecuniary interest in the shares subject to such options, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose.

Amendment No. 1 to Schedule 13D

This Amendment is being filed by Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC (“Orbit”), Hitchcock Capital Partners, LLC (“HCP”), Zulu Holdings LLC (“Zulu”), and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934. The stockholders group (the “Group”) is comprised of Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit, HCP and Zulu.

This Amendment amends the Schedule 13D filed on May 3, 2019 by Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit, HCP, Zulu, and the Group (the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by the addition of the following:

Jeremy P. Hitchcock, as a non-employee Director of the Issuer, was granted a 30,000 stock option grant on May 30, 2019 and a 7,500 stock option grant on July 10, 2019. All such options granted are vested in full.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following:

As previously reported, the Reporting Persons previously acquired the securities described in this Schedule 13D as part of a strategic investment in the Issuer and the Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Since October of 2019, Jeremy P. Hitchcock has been in contact with management of the Issuer about the management of the Company and about certain corporate governance matters relating to the Company, and raised certain concerns about the performance of the Company’s share price under the current senior management team and other matters. In the absence of satisfactory responses from the Issuer, on October 21, 2019, Jeremy P. Hitchcock sent a notice to the Company’s Board of Directors (the “Board”), a copy of which is attached to this Schedule 13D as Exhibit 99.2, calling for a special meeting of the Board to discuss certain corporate governance matters, which may include changes to the composition of the senior management team.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. The Reporting Persons may engage in discussions with the Issuer’s senior management, Board, stockholders and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore material changes to the business plan or capitalization of the Issuer, or other material changes to the Issuer’s business or legal structure, including changes in management or the composition of the Board. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented by the addition of the following:

As of the date hereof, Jeremy P. Hitchcock beneficially owns, in aggregate, 3,764,773 shares of Common Stock, representing approximately 18.1% of the Issuer's outstanding shares, which includes 37,500 shares of Common Stock that may be acquired within 60 days of the date hereof pursuant to the exercise of stock options.

Jeremy P. Hitchcock has sole voting and dispositive power over the 37,500 shares of Common Stock, issuable upon exercise of stock options exercisable within 60 days of the date hereof. Each of the other Reporting Persons may also be deemed to beneficially own the 37,500 shares of Common Stock subject to the outstanding stock options. The other Reporting Persons disclaims beneficial ownership of such stock options, except to the extent of its, his or her pecuniary interest in the shares subject to such options, if any, and this Schedule 13D shall not be deemed an admission that such Reporting Person is the beneficial owner of such securities any purpose.

The aggregate percentage of Common Stock reported owned by each Reporting Person named herein is based upon 20,812,636 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 3019 filed with the Securities and Exchange Commission on August 12, 2019.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated as of October 21, 2019.

Exhibit 99.2	Notice of Special Meeting of the Board of Directors of Zoom Telephonics, Inc., dated as of October 21, 2019.

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 21, 2019	/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock
Elizabeth Cash Hitchcock

Orbit Group LLC

	By:	/s/ Jeremy P. Hitchcock
	Name:	Jeremy P. Hitchcock
	Title:	Manager

Hitchcock Capital Partners, LLC
	By:	Orbit Group LLC, its Manager

		By:	/s/ Jeremy P. Hitchcock
		Name:	Jeremy P. Hitchcock
		Title:	Manager

Zulu Holdings LLC
	By:	Orbit Group LLC, its Manager

		By:	/s/ Jeremy P. Hitchcock
		Name:	Jeremy P. Hitchcock
		Title:	Manager